REGISTRATION NO. 333-66431
                                             FILED PURSUANT TO RULE 424 (B)(3)







PROSPECTUS

                            3,000,000 COMMON SHARES
                   THE FIRST AMERICAN FINANCIAL CORPORATION

Acquisition Consideration                          [GRAPHIC OMITTED]

o  This prospectus covers up to 3,000,000 of our   Our Business
   common shares.
                                                   o  We provide real
o  We may offer these shares from time to time as     estate-related financial
   full or partial consideration for our              and informational
   acquisition of the assets or ownership             services to real
   interests of businesses which primarily            property buyers and
   provide real estate-related financial and          mortgage lenders.
   informational services.
                                                   Listing
o  We will negotiate the terms of each
   acquisition transaction with the owners of the  o  The shares offered by
   assets or ownership interests being acquired       this prospectus will be
   at the time the particular acquisition             listed for trading on
   transaction is undertaken.                         the New York Stock
                                                      Exchange.
Share Price
                                                   o  The trading symbol for
o  We will value the shares issued in a               our shares on the New
   particular acquisition transaction at a price      York Stock Exchange is
   reasonably related to the market value of the      "FAF."
   shares at one of the following times.
                                                    o On April 7, 1999, the
   o  When the terms of the particular                closing price of our
      acquisition transaction are agreed upon.        shares on the New York
                                                      Stock Exchange was
   o  When the particular acquisition transaction     $14.4375.
      closes.

   o During the period or periods prior to the delivery of the shares.

An Investment in Our Company Entails Risk

o Before making an investment in our shares, you should consider carefully the "Risk Factors" set forth beginning on page 1.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
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                 The date of this prospectus is April 9, 1999.

                     WHERE YOU CAN FIND MORE INFORMATION;
                          INCORPORATION BY REFERENCE

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at any of its public reference rooms in the following locations.

                           450 Fifth Street, N.W.
                           Washington, D.C. 20549

                           Seven World Trade Center
                           13th Floor, Suite 1300
                           New York, New York 10048

                           Citicorp Center
                           500 West Madison Street
                           14th Floor, Suite 1400
                           Chicago, Illinois 60661

      You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the internet through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our company, including information concerning its financial performance.

      o Our Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

      o Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1998, June 30, 1998 and September 30, 1998.

      o Our Current Reports on Form 8-K dated January 23, 1998, January 27, 1998, March 18, 1998, March 31, 1998, April 7, 1998, June 26, 1998,
        October 22, 1998 and February 10, 1999.

      o The description of our common shares, $1.00 par value, contained in our Registration Statement on Form 8-A, dated November 19, 1993, which registers the shares under Section 12(b) of the Exchange Act.

      o The description of Rights to Purchase Series A Junior Participating Preferred Shares, which may be transferred with our common shares, contained in our Registration Statement on Form 8-A, dated November 7, 1997, which registers the rights under Section 12(b) of the Exchange Act.

      o Any additional documents that we file with the SEC between the date of this prospectus and the earlier of the following dates.

            o The date on which all of the shares offered by this prospectus are resold by the persons or entities who or which acquire them from us.

            o The date  that is one year  after  the last  date on which  shares offered by this prospectus are issued by us.

      This prospectus is part of a registration statement on Form S-4 which we have filed with the SEC. As permitted by SEC rules, this prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules filed with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and our shares. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

      You may obtain a copy of these filings at no cost by writing to us at The First American Financial Corporation, 114 East Fifth Street, Santa Ana, California 92701-4642, Attention: Mark R Arnesen, or by telephoning us at (714) 558-3211.

                                 RISK FACTORS

      In addition to the other information contained in this prospectus, you should carefully consider the following risk factors before investing in our company.

Revenues may decline during periods when the demand for our products decreases

       Our revenues decrease as the number of real estate transactions in which our products are purchased decreases. We have found that the number of real estate transactions in which our products are purchased decreases in the following situations.

      o When mortgage rates are high.

      o When the mortgage fund supply is limited.

      o When the United States economy is weak.

       We believe that this trend will recur.

Earnings may be reduced if acquisition projections are inaccurate

      Our earnings have improved since 1991 in large part because of our acquisition and integration of non-title insurance businesses. These businesses generally have higher margins than our title insurance businesses. The success or failure of each of these acquisitions has depended in large measure upon the accuracy of our projections. Our projections are not always accurate. Inaccurate projections have historically led to lower than expected earnings.

Business interruption, shutdown and liability because of Year 2000 problems

      The following situations could occur as a result of the Year 2000 problem.

      o Our information suppliers may be unable to provide us accurate data in a timely manner.

      o We may be unable to process information in an accurate and timely manner.

      o Our customers may be unable to receive and use our products and services.

      Each of these situations could result in the interruption or shutdown of one or more of our businesses. Additionally, a disruption of telecommunications and utilities as a result of the Year 2000 problem would most likely result in the interruption or shutdown of one or more of our businesses. A business interruption and/or shutdown, if prolonged, would most likely result in financial loss, potential regulatory action, harm to our reputation and potential legal liability.

      To the extent we package or use erroneous information resulting from the Year 2000 problem in our products and services, we may incur liability to others. The degree of liability will depend in large measure upon the harm caused and the particular product or service involved. For example, an error in monitoring tax payments for a property under a tax service contract could result in the imposition of a tax lien. That could lead to a foreclosure proceeding against the property, which in turn could result in harm to the property owner and mortgage lender. By way of contrast, in our credit reporting business, we act as a consumer reporting agency when we use data provided by credit bureaus. As such, under the Fair Credit Reporting Act, we have no liability for inaccuracies in information contained in credit reports so long as we use reasonable procedures to assure the accuracy of such information.

       For a discussion of the Year 2000 problem and our plans to address it, please refer to "The First American Financial Corporation--Year 2000 Plan."

Changes in government regulation could prohibit or limit our operations

      Our title insurance, home warranty, thrift, trust and investment businesses are regulated by various governmental agencies. Many of our other businesses operate within statutory guidelines. Changes in the applicable regulatory environment or statutory guidelines could prohibit or restrict our existing or future operations. Such restrictions may adversely affect our financial performance.

                      SPECIAL NOTE OF CAUTION REGARDING
                          FORWARD-LOOKING STATEMENTS

      Certain statements contained in this prospectus, any applicable supplement to this prospectus and the documents incorporated by reference into this prospectus, may constitute "forward-looking statements" within the meaning of the federal securities laws. The following or similar words are intended to identify forward-looking statements in our documents.

      o "anticipate"

      o "believe"

      o "estimate"

      o "expect"

      o "objective"

      o "projection"

      o "forecast"

      o "goal"

      Forward-looking statements are based on our management's expectations regarding our future economic performance and take into account only the information currently available. These statements are not statements of historical fact. Various factors could cause our actual results, performance or financial condition to differ materially from the expectations expressed or implied in any forward-looking statements. Some of these factors are listed below.

      o General volatility of the capital markets and the market price of our shares.

      o Changes in the real estate market, interest rates or the general economy.

      o Our ability to identify and complete acquisitions and successfully integrate businesses we acquire.

      o Our ability to employ and retain qualified employees.

      o Our ability, and the ability of our significant vendors, suppliers and customers, to achieve Year 2000 compliance.

      o Changes in government regulations that are applicable to our regulated businesses.

      o Changes in the demand for our products.

      o Degree and nature of our competition.

      o Consolidation among our customers.

      We qualify all forward-looking statements contained in our documents by these cautionary factors.

                   THE FIRST AMERICAN FINANCIAL CORPORATION

History and Contact Information

      We organized in 1894 as Orange County Title Company, succeeding to the businesses of two title abstract companies founded in 1889 and operating in Orange County, California. In 1924, we commenced issuing title insurance policies. In 1986, we began a diversification program by acquiring and developing financial service businesses closely related to the real estate transfer and closing process. We are a California corporation. Our executive offices are located at 114 East Fifth Street, Santa Ana, California 92701-4642. Our telephone number is (714) 558-3211.

Our Businesses

       Through our subsidiaries, we are primarily engaged in the business of providing real estate-related financial and informational services to real property buyers and mortgage lenders. The following is a list of our major products and services.

      o Title insurance.

      o Tax monitoring.

      o Credit reporting.

      o Property data services.

      o Flood certification.

      o Field inspection services.

      o Appraisal services.

      o Mortgage loan servicing systems.

      o Mortgage document preparation.

      o Home warranty services.

      o Investment services.

      o Trust services.

      o Thrift services.

Client Base

      Through growth and acquisitions, we believe we have become the United States' largest provider of real estate-related financial and informational services. We sell our services and products to the following, non-exclusive, client base.

      o The mortgage industry.

      o Commercial and residential real estate developers.

      o Home buyers.

Business Segments

      Title Insurance

      Title insurance policies insure the interests of owners and their lenders in the title to real property against loss by as a result of the following.

      o Adverse claims to ownership.

      o Defects in title.

      o Liens.

      o Encumbrances.

      o Other matters affecting the title.

       A title policy insures against such matters which exist at the time the policy is issued. In contrast to property and casualty insurers, claim losses are not a major expense of title insurance.

       Before issuing title policies, title insurers seek to limit their risk of loss by accurately performing title searches and examinations. Matters found which effect title are then excluded from the scope of coverage unless they can be removed to the satisfaction of the title insurer. The major expenses of a title company relate to such searches and examinations, the preparation of preliminary reports or commitments and the maintenance of title plants. A title plant is the accumulated data upon which a title insurer relies when conducting title searches and examinations.

       Through our subsidiary, First American Title Insurance Company and its subsidiaries, we transact our title insurance business through a network of more than 300 branch offices and more than 4,000 independent agents. In 1998, our title insurance operations generated $2.06 billion in operating revenues.

      Real Estate Information Services

       In recent years we have developed a strategy to become a "one-stop" real estate information service company. To that end, in 1991 we acquired one of the largest tax service companies in the United States. In 1995 we acquired one of the largest flood zone determination companies in the United States and one of the largest mortgage credit reporting companies in the United States.

       In general, our real estate information service products generate higher margins than our title insurance products. The majority of pre-tax profits generated from our non-title insurance business is derived from the real estate services business. That business generated $103.1 million in pre-tax profits in 1998 and $598.8 million in operating revenues. Approximately 28% of our pre-tax profits in 1998 were derived from our real estate information services businesses. With the exception of our home warranty business, these businesses are not regulated. As a result, they are not subject to the dividend statutes enforceable by the states in which we operate our title insurance and home warranty businesses or by constraints imposed by California on our trust and banking business.

      Our  wholly-owned  subsidiary,  First  American  Real  Estate  Information
Services, Inc. has grown from its tax service origins into a diversified mortgage services company. First American Real Estate Information and its subsidiaries sell services and products to the following, non-exclusive, client base.

      o Mortgage originators.

      o Mortgage servicers.

      o Title companies.

      o Real estate attorneys.

      o Consumers.

      The tax service business was established in 1987 to advise mortgage lenders as to the status of tax payments on the real property securing their loans. Now First American Real Estate Information provides the following, non-exclusive, list of real estate information services.

      o Tax services

      o Mortgage and other credit reporting services.

      o Flood zone determinations.

      o Mortgage loan servicing systems.

      o Property inspections.

      o Appraisal services.

      o Mortgage document preparation.

       The tax service business includes real estate tax reporting, tax outsourcing and tax certification. The tax service business reports on approximately 13 million properties annually and works with over 22,000 taxing authorities nationwide. Overall, we believe it to be the second largest provider of tax services to the real estate market in the United States.

       The credit reporting business processes over 800,000 mortgage credit reports per month. This makes it the largest provider of mortgage credit reports in the United States. This business has recently expanded to include consumer risk management, providing tenant and pre-employment screening services, business reports, credit scoring tools and personal credit reports to landlords, employers, automobile dealers and consumers.

       We are the leading provider of flood zone determinations in the United States. Flood reporting services consist of a broad range of information required by regulatory agencies regarding properties in relation to flood zones. This business currently processes over 600,000 flood zone determinations per month.

       The property/field services business consists of performing single family home inspections, conducting field interviews with delinquent mortgagors, monitoring the condition of properties and assuring timely property preservation. Our acquisition in December 1996 of Ward Associates places us among the leaders in this business.

      The appraisal services business utilizes leading technology to provide national mortgage lenders with property-relative value assessments. The appraisal services business operates throughout the United States. Electronic appraisals are supplemented with qualified local appraisers.

      In April 1996, we acquired the Excelis Mortgage Loan Servicing System, now known as Excelis, Inc. Excelis is believed to be the only commercially available real-time on-line servicing system that has been developed since 1990. The software employs rules-based technology, which enables the user to customize the system to fit its individual servicing criteria and policies.

      In May 1997, we purchased all of the operations of Strategic Mortgage Services, Inc., other than its flood zone determination business. Strategic Mortgage Services was a leading provider of real estate information services to the U.S. mortgage and title insurance industries. The acquired businesses were integrated into our existing operations. These business included the following.

      o Strategic Mortgage Services' credit division.

      o Strategic Mortgage Services' property appraisal division.

      o Strategic Mortgage Services' title division, which provided title and closing services throughout the United States, servicing primarily second mortgage originators.

      o Strategic  Mortgage  Services'   settlement  services  business,   which
        provides title plant systems and accounting services, as well as escrow closing software, to the title industry.

      o A  controlling   interest  in  one  of  the  largest  mortgage  document
        preparation businesses in the United States.

      On January 1, 1998, we entered into a joint venture with Experian Information Solutions, Inc. Under the joint venture, we caused our real estate information service subsidiaries other than Excelis to contribute substantially all of their assets and liabilities to First American Real Estate Solutions LLC, a newly formed entity, in exchange for an 80% ownership interest. Experian in turn transferred substantially all of the assets and liabilities of its Real Estate Solutions division to First American Real Estate Solutions in exchange for a 20% ownership interest. We believe that Experian's Real Estate Solutions division was the nation's foremost supplier of core real estate data. This data consists, among other things, of the following.

      o Property valuation information.

      o Title information.

      o Tax information.

      o Imaged title documents.

      As a result of this joint venture, we believe that First American Real Estate Solutions is the nation's largest and most diverse provider of information technology and decision support solutions for the mortgage and real estate industries. See also our Current Report on Form 8-K, dated January 27, 1998, which is incorporated by reference in this prospectus.

      On April 16, 1998, we acquired Contour Software which supplies mortgage loan origination software to the mortgage industry. Contour offers a complete line of software products for every facet of mortgage lending, from qualification to servicing.

      On June 3, 1998, we acquired Data Tree Corporation, a supplier of database management and document imaging systems to county recorders, other governmental agencies and the title industry. See also our Current Report on Form 8-K, dated March 31, 1998, which is incorporated by reference in this prospectus.

      On July 31, 1998, we acquired ShadowNet Mortgage Technologies, LLC. ShadowNet is a provider of electronic mortgage document preparation and delivery systems and now conducts business under the First American Nationwide Documents brand-name.

      On August 31, 1998, we acquired CIC Inc. CIC provides pre-employment reporting services to private and public employers. CIC's services include the following.

      o Prior employment verification.

      o Criminal records searches.

      o Motor vehicle reports.

      o Credit reports.

      o Educational and professional license verification.

      o Workers' compensation records.

      o Drug testing.

      On September 30, 1998, we acquired The Registry, Inc., Southcoast Industries, Inc., Trans Registry Corporation, Crim Check America, Inc. and Trans Registry Limited. These businesses provide landlords with data on prospective tenants in order to allow them to better make an informed screening decision. This data typically includes the following.

      o A report of prior unlawful detainer actions against the prospective tenant.

      o An employment verification.

      o A credit report.

      o A rental payment history.

      Home Warranty

      We currently own 90.4% of our home warranty business, First American Home Buyers Protection Corporation. The balance is owned by current and former management of that subsidiary. The home warranty business issues one-year warranties which protect homeowners against defects in household systems and appliances, such as plumbing, water heaters, and furnaces. The warranties issued are for household systems and appliances only, not for the homes themselves. Our home warranty business currently operates in certain counties of Arizona, California, Nevada, North Carolina, South Carolina, Texas, Utah and Washington. Our home warranty business is one of the largest in the United States based on contracts under service, with $58.2 million in operating revenues in 1998.

      Trust and Thrift

       Since 1960, we have conducted a general trust business in Southern California. In 1985, we formed First American Trust Company, a banking subsidiary, into which our subsidiary trust operation was merged. As of December 31, 1998, the trust operations were administering fiduciary and custodial assets having a market value in excess of $1.8 billion.

      In 1988, through First American Title Guaranty Holding Company, a majority owned subsidiary, we acquired First Security Thrift Company. First Security accepts thrift deposits and uses deposited funds to originate and purchase loans secured by commercial properties in Southern California. The loans made by First Security currently range in amount from $20,000 to $1,105,000. The average loan balance is $270,500. Loans are made only on a secured basis, at loan-to-value percentages no greater than 75%. First Security specializes in making commercial real estate loans and financing commercial equipment leases. In excess of 93% of First Security's loans are made on a variable rate basis. The average yield on First Security's loan portfolio as of December 31, 1997, was 11%. First Security's average loan is 60 months in duration. Current deposits total $62.5 million and the loan portfolio totals $65.5 million.

Recent Acquisitions

      On April 9, 1999, we acquired Guaranty Title of Johnson County, Inc., Guarantee Title of Wyandotte County, Inc. and Guarantee Title of Leavenworth, Inc., each of which is a title insurance company operating in and around the Kansas City, Kansas metropolitan area. In connection with these acquisitions, we issued 267,347 shares registered under this prospectus.

Summary Historical Consolidated Financial Data

      The following table sets forth summary historical consolidated financial and other data for the five years ended December 31, 1997 and for the quarterly periods ended September 30, 1997 and 1998. The summary is qualified in its entirety by reference to the financial statements and other information contained in our Annual Report on Form 10-K for the year ended December 31, 1997 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, each of which is incorporated by reference in this prospectus.

          [The rest of this page has been intentionally left blank.]


                                                                        Year Ended December 31
                                          -----------------------------------------------------------------------------------
                                                1994             1995             1996             1997            1998
                                          -----------------------------------------------------------------------------------
                                          -----------------------------------------------------------------------------------
                                                             (Dollars in thousands except per share data)
Income Statement Data (1):
Revenues:
  Operating revenues                            $1,362,524       $1,234,236       $1,587,895       $1,881,666     $2,802,190
  Investment and other income                       19,447           23,031           26,398           27,257         75,138

                                          -----------------------------------------------------------------------------------
                                                 1,381,971        1,257,267        1,614,293        1,908,923      2,877,328
                                          -----------------------------------------------------------------------------------

Expenses:
  Salaries and other personnel costs               425,319          435,358          539,985          659,325        914,058
  Premiums retained by agents                      533,598          413,444          516,593          563,137        773,030
  Other operating expenses                         234,102          261,185          329,525          421,056        611,332
  Provision for title losses and other
      claims                                       110,230           90,387           86,487           90,323        118,763
  Depreciation and amortization                     21,039           20,892           27,503           38,489         59,804
  Premium Taxes                                     15,453           13,627           16,676           16,904         20,912
  Interest                                           6,288            6,244            4,808           10,014         18,007
                                          -----------------------------------------------------------------------------------
                                                 1,346,029        1,241,137        1,521,577        1,799,248      2,515,906
                                          -----------------------------------------------------------------------------------

Income before income taxes and minority
  interests                                         35,942           16,130           92,716          109,675        361,422
Income taxes                                        13,300            6,200           35,600           41,500        127,700
                                          -----------------------------------------------------------------------------------
Income before minority interests                    22,642            9,930           57,116           68,175        233,722
Minority interests                                   2,944            2,132            2,624            3,676         35,012
                                          ===================================================================================
Net income                                    $     19,698    $       7,798        $  54,492       $   64,499     $  198,710

                                          ===================================================================================

Earnings Per Share Data:

Basic (1)(2)(3)                                      $0.37            $0.16            $1.01            $1.18          $3.46
Diluted (1)(2)(3)                                    $0.37            $0.16            $1.00            $1.16          $3.32


(1) Adjusted  to   reflect   1998   acquisitions   accounted   for   under   the
    pooling-of-interests method of accounting.

(2) Based upon the weighted average number of common shares outstanding.

(3) Adjusted to reflect our 3-for-1 stock split effected July 17, 1998.




                                                                           December 31,
                                                  1994           1995         1996          1997            1998
                                             -------------------------------------------------------------------------
                                                          (Dollars in thousands, except per share data)
Balance sheet data (1):

Cash and invested assets                            $369,174     $340,616     $365,031        $411,717       $726,681
Total assets                                        $805,350     $855,156     $963,444      $1,153,635     $1,784,790
Notes and contracts payable                          $89,631      $77,430      $71,428         $42,119       $130,193
Mandatorily redeemable preferred securities
  of our subsidiary trust whose sole assets
  are our $100,000,000 8.5% defferable
  interest subordinated debentures due 2012                -            -            -        $100,000       $100,000
Total shareholders' equity                          $293,056     $305,778     $356,379        $415,003       $731,915


Other data (1):
Loss ratio                                              8.1%         7.3%         5.4%            4.8%           4.2%
Cash dividends per share (1)(2)                        $0.13        $0.13        $0.15           $0.16          $0.22
Ratio of debt to capitalization (1)(3)                 22.1%        19.0%        15.9%            7.2%          12.3%


(1) Adjusted  to   reflect   1998   acquisitions   accounted   for   under   the
    pooling-of-interests method of accounting.

(2) Adjusted to reflect our 3-for-1 stock split effected July 17, 1998.

(3) Total capitalization includes minority interests and mandatorily redeemable preferred securities of the Company's subsidiary trust.


Recent Developments

      Effective January 1, 1999, we implemented a change to our revenue recognition accounting policy for tax service contracts. The new accounting policy was adopted prospectively and applies to all new loans serviced beginning January 1, 1999. Prior to January 1, 1999, we recognized revenues from tax service contracts over the estimated duration of the contracts as the related servicing costs were estimated to occur. The majority of the servicing costs, approximately 70%, are incurred in the year the contract is executed, with the remaining 30% incurred over the remaining service life of the contract. The new policy provides for a more ratable recognition of revenues, reducing the amount recognized at the inception of the contract and recognizing it over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The resulting rates by year (starting with year one) are 32%, 24%, 14%, 9%, 7%, 5%, 4%, 2%, 2% and 1%. We periodically review our tax service contract portfolio to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments; accordingly, we may adjust the rates to reflect current trends. We estimate that adoption of this new policy will result in a decrease in diluted earnings per share for 1999 of $0.25 to $0.35. This estimate is heavily dependent on the volume of tax service contracts entered into in 1999. Assuming the new accounting policy had been consistently applied in prior years, we would have reported diluted earnings per share of $1.12, $0.42, $0.17, $0.90 and $1.02 for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively. Actual reported earnings per share for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, respectively, were $1.26, $0.37, $0.16,
$1.00 and $1.16.

Year 2000 Plan

      What is the Year 2000 Problem?

      Many of today's computer systems identify a particular year on the basis of the last two digits of that year. For the purposes of this discussion, "computer systems" includes information systems generally and devices which rely on imbedded technology, e.g. microprocessors. For example, the year "1998" is recognized by the digits "98." The inability of computer systems to properly recognize a year that begins with "20" instead of "19," if not corrected, may result in the failure of or the production of erroneous results within the computer system. This failure of systems, production of erroneous results and the resulting damages is commonly known as the "Year 2000 Problem."

      How Does the Year 2000 Problem Impact First American?

      We are dependent, to a substantial degree, upon the proper functioning of our computer systems as well as those of our vendors, suppliers and customers. Most of our products and services rely on information and data provided by others. Our principal information and data suppliers are title plant operators, agents, brokers, taxing authorities, recording offices and credit bureaus. Most of this information and data is provided electronically and is dependent on information systems and telecommunications. For example, we rely on governmental agencies to provide title, lien and tax information, and credit bureaus to provide credit and background information. Similarly, we deliver most of our products and services electronically. Our principal customers are mortgage lenders and other financial institutions.

      What is our State of Readiness?

      With the help of an outside consulting firm, we have created a Year 2000 Program Management Office and have adopted the following five-step plan to address the Year 2000 Problem.

      o Awareness.

      o Inventory/Assessment.

      o Renovation.

      o Testing.

      o Implementation.

      Our "awareness" phase involves communicating the nature and scope of the Year 2000 Problem to the management of each of the business units described below in order to engender strong management support for its resolution. Our "inventory/assessment" phase involves the identification of our information systems and non-information systems which require renovation or replacement to become Year 2000 compliant. Our "renovation" phase involves the repair and/or replacement of the systems identified in the prior phase. Our "testing" phase involves the testing of repaired and replaced systems. Our "implementation" phase involves the integration of tested systems into our daily operations.

     To implement our plan, we have divided our company into the following "business units."

      o The reporting regions of the title insurance subsidiaries.

      o The subsidiary companies of our real estate information services business.

      o Our home warranty subsidiaries.

      o Our trust and banking subsidiaries.

      o Our various other subsidiaries.

      The    awareness    phase   will    continue    throughout    1999.    The
inventory/assessment phase is substantially complete. However, this phase and the other phases must be revisited each time we acquire a new business.

      December  31,  1998  was  the  initial   target  date  for  completion  of
renovation. The following progress on the renovation phase had been made as of December 31, 1998.

      o 79% of our business units had completed 80% or more of their renovations.

      o 61% percent of our business units had completed 90% or more of their renovations.

      o  24% had met the target date and completed 100% of their renovations.

      We plan to complete the renovation phase for all business units as soon as practicable.

      Based on our current knowledge, we have established April 30, 1999 as the target date for completion of testing and June 30, 1999 for completion of implementation. In each case, completion of the applicable phase is subject to the limitation noted above for newly acquired businesses. Additionally, a limited number of business units have target dates for renovation, testing and implementation that are later than the general dates described above. We make no assurance that we will be able to meet these target dates.

      Our efforts to survey the Year 2000 readiness of our significant vendors, suppliers and customers continues. To date, we have not received sufficient information from these parties about their Year 2000 plans to predict the outcome of their efforts. Even after responses are received, there can be no assurance that the systems of our significant vendors, suppliers and customers will be timely renovated.

      What will it cost to implement the Year 2000 Plan?

      To date we have incurred expenditures approximating $11 million in implementing our Year 2000 plan. We expect to incur at least an additional $20 million to $30 million in implementing our Year 2000 plan. About half the costs will be for hardware and software replacement and about half will be for labor. The costs for hardware and software will be capitalized and amortized over their estimated useful lives. Labor and other related costs will be expensed as incurred. Our Year 2000 plan costs are being funded through operating cash flow. To date, we have not had to defer any of our information technology plans as a result of our Year 2000 plan.

      Do we have Contingency Plans?

      Company-wide and business unit contingency plans for unexpected systems failures as a result of the Year 2000 Problem were targeted to be in effect by December 31, 1998. The company-wide plan and the contingency plans for eighty-two percent of our business units were complete by December 31, 1998. We are currently working to complete the balance of the business unit contingency plans.

      Review of our Year 2000 Plan

      We engaged a consultant to review our Year 2000 plan. Under the terms of this engagement, the consultant is performing the following services.

      o Review of the operations of the Year 2000 Program Management Office.

      o Review of our Year 2000 plan.

      o Review of the implementation of the Year 2000 plan at selected locations.

      From time to time during the review, the consultant is reporting its findings to the Audit Committee of our Board of Directors.

      No Assurances

      The costs to implement our Year 2000 plan and our target dates for completion of the various phases of our Year 2000 plan are based on current estimates. These estimates reflect numerous assumptions about future events, including the continued availability of certain resources, the timing and effectiveness of third party renovation plans and other factors. We can give no assurance that these estimates will be achieved, and actual results could differ materially from these estimates.

                                   SELLING SHAREHOLDERS

      The following table sets forth, as of the date of this prospectus, the following information.

      o The name of each holder of shares that may be sold pursuant to this prospectus.

      o The number of our common shares that each selling shareholder owns as of such date.

      o The number of our common shares owned by each selling shareholder that may be offered for sale from time to time pursuant to this prospectus.

      o The number of our common shares to be held by each selling shareholder assuming the sale of all the shares offered hereby.

      o By footnote, any position or office held or material relationship with The First American Financial Corporation or any of its affiliates within the past three years, other than that of being a shareholder.

      We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

--------------------------------------------------------------------------------
                                                 Number of
                                                 Shares to   Shares Owned of
                               Shares Owned of   be Offered    Record After
                               Record Prior to    for the   Completion of the
                                 the Offering     Selling        Offering
Name of Selling Shareholder *   Number      %   Shareholder's  Number      %
                                                  Account
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Joe F. Jenkins Sr.               0        <1     50,260        0        0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Joe F. Jenkins II (1)            0        <1    158,968        0        0
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
  Douglas T. Tyler (2)             0        <1     58,119        0        0
--------------------------------------------------------------------------------

* This prospectus may also be used by donees and pledgees of a named selling shareholder for selling shares received from a named selling shareholder after the date of this prospectus.

(1) Mr. Joe F. Jenkins II is the President of Guarantee Title of Wyandotte County, Inc. and Guarantee Title of Leavenworth, Inc., each of which are wholly-owned subsidiaries.
(2) Mr. Tyler is the President of Guarantee Title of Johnson County, Ind., a wholly-owned subsidiary.

                                   PLAN OF DISTRIBUTION

      The shares covered by this prospectus may be offered and sold from time to time by the selling shareholders. The selling shareholders will act independently of us in making decisions with respect to the timing, manner and price of each sale. The selling shareholders may sell the shares being offered hereby on the New York Stock Exchange, or otherwise. The sale price may be the then prevailing market price or a price related thereto, a price set by formula, which may be subject to change, or a negotiated price. The shares may be sold, without limitation, by one or more of the following means of distribution.

      o A block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction.

      o  Purchases  by  a   broker-dealer   as  principal  and  resale  by  such
         broker-dealer for its own account pursuant to this prospectus.

      o A distribution in accordance with the rules of the New York Stock Exchange.

      o Ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      o  In privately negotiated transactions.

      To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

      In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with a hedging transactions, broker-dealers or other financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling shareholders. The selling shareholders may also sell the shares short and deliver the shares offered hereby to close out such short positions. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. The selling shareholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any shares that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

      Any broker-dealer participating in such transactions as agent may receive commissions from the selling shareholders and/or purchasers of the shares offered hereby. Usual and customary brokerage fees will be paid by the selling shareholders. Broker-dealers may agree with the selling shareholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling shareholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling shareholders. Broker-dealers who acquire shares as principal may thereafter resell the shares from time to time in transactions, which may involve cross and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above, in the market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to, or receive from, the purchasers of such shares, commissions computed as described above.

      In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only though registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus available to the selling shareholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against liabilities resulting therefrom. Among these liabilities for which indemnification may be provided are those arising under the Securities Act of 1933.

      At the time a particular offer of shares offered pursuant to this prospectus is made, if required, a supplement to this prospectus will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or re-allowed or paid to any dealer, and the proposed selling price to the public.

      We have agreed to keep the registration statement of which this prospectus constitutes a part effective in respect of shares issued pursuant thereto until the first to occur of the following dates.

      o The date one year from the date of issuance of such shares.

      o Such date as all of the shares offered by the selling shareholders listed above have been sold.

      We intend to de-register any of the shares not sold by the selling shareholders after such time.

                                      LEGAL MATTERS

      The validity of the shares offered by this prospectus will be passed upon for us by White & Case LLP, Los Angeles, California.

                                         EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1997, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                          * * *

(outside back cover page)




      o  We have not authorized anyone
         to give you any information
         that differs from the
         information in this                                   Prospectus
         prospectus.  If you receive
         any different information,
         you should not rely on it.
                                                        3,000,000 Common Shares
      o  The delivery of this
         prospectus shall not, under
         any circumstances, create an
         implication that The First                        [GRAPHIC OMITTED]
         American Financial
         Corporation is operating
         under the same conditions
         that it was operating under
         when this prospectus was
         written.  Do not assume that
         the information contained in
         this prospectus is correct at
         any time past the date
         indicated.

      o  This prospectus does not
         constitute an offer to sell,
         or the solicitation of an
         offer to buy, any securities
         other than the securities to
         which it relates.

      o  This prospectus does not
         constitute an offer to sell,
         or the solicitation of an
         offer to buy, the securities
         to which it relates in any
         circumstances in which such
         offer or solicitation is
         unlawful.


                                                           THE FIRST AMERICAN
         __________________________                       FINANCIAL CORPORATION

      Table of Contents

      Where You Can Find More
      Information; Incorporation by
      Reference....................(i)
      Risk Factors...................1                    Dated April 9, 1999
      Special Note of Caution
      Regarding Forward-Looking
      Statements.....................2
      The First American Financial
      Corporation....................3
      Selling Shareholders..........15
      Plan of Distribution..........16
      Legal Matters.................17
      Experts.......................18